Calculation of Filing Fee Table

SEI STRUCTURED CREDIT FUND, LP

TABLE 1—TRANSACTION VALUATION

	Transaction Value	Fee Rate	Amount of Filing Fee
Fee to be Paid	$83,700,000	$147.60	$12,354.12
Fees Previously Paid	$83,700,000		$0
Total Transaction Value	$83,700,000		$0
Fees Due for Filing			$12,354.12
Total Fees Previously Paid			$0
Total Fee Offset			$0
Net Fee Due			$12,354.12